September 21, 2005
Mr. H. Christopher Owings
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	Retail Ventures, Inc. Registration Statement on Form S-3 filed May 18, 2005 (File No. 333-125032)
Dear Mr. Owings:
     On behalf of Retail Ventures, Inc., an Ohio corporation (“RVI” or the “Company”), enclosed is a copy of Amendment No. 1 (“Amendment No. 1”) to the above-referenced Registration Statement (the “Registration Statement”), as filed with the United States Securities and Exchange Commission (the “Commission”) on the date hereof. We have also enclosed a copy of Amendment No. 1 marked to show changes from the Registration Statement filed with the Commission on May 18, 2005.
     The changes reflected in Amendment No. 1 include those made by RVI in response to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) set forth in your letter, dated June 17, 2005, to James A. McGrady, Executive Vice President of RVI, with respect to the Registration Statement. Amendment No. 1 also includes other changes that are intended to update, clarify and render more complete the information contained therein.
     For your convenience, we set forth each comment from your comment letter in bold typeface and include the Company’s response below it. Capitalized terms used and not defined herein have the respective meanings assigned to them in Amendment No. 1. All references to page numbers and captions correspond to the page numbers and captions in Amendment No. 1, which includes the prospectus as revised.
Cover Page
1.	Please revise your cover page to include only the information required by Item 501 of Regulation S-K or otherwise key to an investment decision. Further, please revise to eliminate all defined terms, here and in the forepart of the prospectus.

The Company has revised the Registration Statement to reflect the Staff’s comment.
2.	Please highlight the cross-reference to the risk factor section by prominent type or another manner. See Item 501(b)(5) of Regulation S-K.
The Company has revised the Registration Statement to reflect the Staff’s comment.
Available Information, page 2
Documents Incorporated by Reference, page 3
3.	Please remove these sections from the forepart of the prospectus. For example, place this information at the end of the prospectus.
The Company has revised the Registration Statement to reflect the Staff’s comment. The “Available Information” and “Documents Incorporated by Reference” sections now begin on page 17 of Amendment No. 1.
Questions and Answers About the Rescission Offer, page 3
4.	Please include a brief discussion addressing the impact to security holders who decide to reject the rescission offer. Please note that a security holder’s federal right of rescission may survive the rescission offer and the statute of limitations related to a rescission offer. In this regard, security holders who do not accept the rescission offer may exercise their legal rights under Section 12 of the Securities Act throughout the remaining statutory period, even after the end of the rescission offer. Please provide corresponding disclosure in a risk factor and in The Rescission Offer section. As part of the corresponding disclosures, briefly clarify the nature of Section 12 rights and the length of the statutory period.
The Company has included disclosure addressing the impact to security holders who decide to reject the rescission offer beginning on page 5 of Amendment No. 1 in the “Questions and Answers About the Rescission Offer” section as follows:

“If you fail to accept the Rescission Offer, it is unclear whether or not your federal rights of rescission and damages will remain preserved. The staff of the Securities and Exchange Commission takes the position that a person’s federal right of rescission may survive the Rescission Offer. However, if you fail to accept the Rescission Offer, you may be precluded from later seeking similar relief. Generally, the federal statute of limitations for non-compliance with the requirement to register securities under the Securities Act of 1933 is one year.

Acceptance or rejection of the Rescission Offer may preclude you from maintaining an action under state law against Retail Ventures in connection with the units and the underlying common shares purchased during the rescission period. Retail Ventures believes, however, that all the sales of its common shares which are the subject of the Rescission Offer were exempt from registration under state law and, thus, you may not be entitled to any state law remedies. Retail Ventures does not make any representation as to the compliance of this Rescission Offer with applicable state law.”

In addition, corresponding disclosures have been added beginning on page 6 of Amendment No. 1 under a new subtitle, “Risk Factors Relating to the Rescission Offer,” in the “Risk Factors” section and on page 14 of Amendment No. 1 in “The Rescission Offer” section.
Risk Factors, page 7
5.	Please disclose any risks the security holder assumes if the security holder does not accept the rescission offer.
The Company has included disclosure regarding risks the security holder assumes if the security holder does not accept the rescission offer beginning on page 6 of Amendment No. 1 under a new subtitle, “Risk Factors Relating to the Rescission Offer,” in the “Risk Factor” section as follows:

“If you affirmatively reject or fail to accept this Rescission Offer, you may be precluded from later rescinding the purchase of units purchased during the rescission period or receiving damages if you have sold such units at a loss.

Our primary purpose in making the Rescission Offer is to extinguish or reduce our contingent liabilities under securities laws. Although it is unclear whether our Rescission Offer will extinguish our liability, if any, for our potential securities law violations, you are urged to consider this possibility.

Based on the current market price of Retail Ventures’ common shares, the 401(k) Plan participants who would benefit economically from accepting this Rescission Offer are those who sold units purchased during the rescission period at a loss. If you do not accept this Rescission Offer, you may not be able to receive such damages once this Rescission Offer expires.

Whether our Rescission Offer will extinguish our contingent liability depends in part on whether a court or the Securities and Exchange Commission would view acceptance or non-acceptance of our Rescission

Offer as a waiver precluded by applicable federal or state securities laws. The staff of the Securities and Exchange Commission takes the position that a person’s federal right of rescission may survive a rescission offer. Nevertheless, there have been certain instances in which a court has indicated that non-acceptance of a rescission offer could terminate a company’s liability for rescission damages under federal law.

Generally, the statute of limitations for non-compliance with the requirement to register securities under federal securities laws is one year and the statute of limitations for non-compliance with state laws vary by state, with the limitation time period under many state statutes typically not beginning until the facts giving rise to a violation are known. We may assert, among other defenses, in any litigation initiated by a person eligible to participate in this Rescission Offer who accepts or rejects the Rescission Offer, that such person is estopped from asserting such claims.

Our Rescission Offer is not an admission that we did not comply with federal securities registration requirements or federal and state disclosure requirements, nor is it a waiver by us of any applicable statute of limitations.

We may continue to have potential liability after this Rescission Offer relating to our issuances of common shares in possible violation of securities laws.

The Securities Act of 1933 does not expressly provide that a rescission offer will terminate a purchaser’s right to rescind a sale of shares which was not registered under the Securities Act of 1933 or accompanied by the requisite prospectus. Accordingly, should 401(k) Plan participants reject this Rescission Offer, we may continue to be potentially liable under the Securities Act of 1933 for the purchase price of the units plus applicable interest.”
6.	Please include a risk factor discussing how a total or partial acceptance will affect your continued business vitality and what impact a partial acceptance could have upon the market value of the remaining securities.
The Company does not believe that a discussion of how acceptance of the Rescission Offer will affect its continued business vitality or the market value of its common shares would be appropriate as it considers the possibility of a significant financial outlay to be remote.

MFS Heritage Trust Company has been instructed not to effect repurchases if the price the participant paid per unit plus applicable interest is less than the market value of a common share as of the expiration date of the Rescission Offer. The Company’s current market price (closing market price of $11.96 on September 20, 2005) is significantly above the highest price at which any shares were purchased during the rescission period ($9.70) and would have to fall dramatically before the expiration date for the cost of repurchases to be significant. The Company has no reason to believe such a dramatic decline in market price is likely and believes speculation to the contrary would be irresponsible.

The Company has reviewed all transactions involving both purchases and withdrawals from the Retail Ventures Stock Fund during the rescission period that involved 200 shares or more. Applying the first-in first-out method of comparing cost to selling price, the Company estimates that 70 participants in the 401(k) Plan incurred losses of approximately $204,000 in the aggregate. The Company estimates that no more than $350,000 will be needed to pay damages, which amount will have no effect on the Company’s continued business vitality.
Background and Reason for Rescission Offer, page 13
7.	We note your disclosure that although all of the relevant purchases of the common stock at issue were made in the open market, you have determined that some of the common shares purchased “[m]ay not have been properly registered in accordance with the Securities Act.” We also note your disclosure that “[s]ome participants may not have received the required prospectus during the Rescission Period.” Please expand your disclosure to provide further detail. For example, please specify the section(s) of the Securities Act that may have been violated and describe the circumstances under which the possible violations arose. Please also disclose how and when you discovered that you may have issued shares that were not properly registered under the Securities Act.
The Company has revised the Registration Statement to reflect the Staff’s comment and has expanded disclosure beginning on page 13 of Amendment No. 1 under “Background and Reason for Rescission Offer” as follows:

“In Release No. 33-6281 issued January 15, 1981, the Securities and Exchange Commission took the position that, if participants’ 401(k) plan contributions can be invested in employer securities, all of the securities offered pursuant to the plan must be registered under the Securities Act of 1933. This is true regardless of whether the plan acquires the shares from the employer or on the open market and whether the shares are purchased with employee contributions or the company’s match. Based on this interpretation of the Securities Act of 1933, Retail Ventures registered 600,000 common shares for inclusion in the Retail Ventures, Inc. Common Stock Fund.

Although all purchases by Reliance Trust Co. were made in the open market and in a manner consistent with the 401(k) Plan and the investment elections of the 401(k) Plan participants, Retail Ventures has determined that (i) more common shares have been purchased by Reliance Trust Co. on behalf of MFS Heritage Trust Company and allocated to the Retail Ventures, Inc. Common Stock Fund than were registered in accordance with the Securities Act of 1933 and (ii) certain participants in the 401(k) Plan may not have received the prospectus required to be delivered under the Securities Act of 1933. Specifically, the Company was advised by its prior legal counsel that the Retail Ventures, Inc. Common Stock Fund under the 401(k) Plan was over-subscribed (meaning that the number of common shares that had been purchased pursuant to the 401(k) Plan was greater than the number of common shares covered by the Company’s original registration statement on Form S-8 filed with respect to the 401(k) Plan). At the time, the Company was in the process of changing legal counsel. The Company and its new legal counsel investigated the facts and confirmed the over-subscription of the Company’s common shares. During such investigation, the Company also discovered that, while 401(k) Plan participants had been receiving information relating to the Company common shares, the information delivered to 401(k) Plan participants did not constitute a fully compliant prospectus under the Securities Act of 1933. It is a violation of Section 5(b) of the Securities Act of 1933 to sell a security for which a registration statement has been filed unless accompanied or preceded by a prospectus that meets the requirements of Section 10 of the Securities Act of 1933.”
8.	We note your disclosure at the top of page 15 stating your belief that “[n]o violation of state securities laws occurred in connection with such sales.” Please revise to fully disclose the extent to which the offeree’s right to sue is affected by the rescission offer under state law, including possible remedies. For example, please discuss whether rejection of the rescission offer would limit any common law or statutory remedies. Please also discuss how a security holder can preserve any statutory remedies, and for how long.
Consistent with the practice of other registrants, the Company has included the following disclosure on page 14 of Amendment No. 1 under the “Background and Reason for Rescission Offer” section:

“Retail Ventures does not make any representation as to the compliance of this Rescission Offer with state laws which might be applicable to rescission offers. However, under state law, acceptance or rejection of the Rescission Offer may preclude you from maintaining an action against Retail Ventures in connection with the units and the underlying common shares purchased during the rescission period. The statutory limitations for non-compliance with state laws vary by state, with the limitation time period under many state statutes typically not beginning until the facts giving rise to a violation are known. You may wish to consult with an attorney regarding all of your legal rights and remedies before deciding whether or not to accept the Rescission Offer.”

The Company supplementally advises the Staff that, based on its informal review of the applicable state securities laws, it believes that the sales were exempt from registration in all such states. In addition, as indicated in response #6 above, even if exemptions were not applicable or any statute of limitations did not bar a state law action against the Company, the Company believes that, at this time, damages resulting from successful claims against the Company for its failure to register or to deliver a compliant prospectus for the Company common shares underlying the units that are the subject of the Rescission Offer would be negligible.

The Company does not believe it is possible to provide a meaningful summary of what the effect of this Rescission Offer may be under all applicable state law except at great cost and delay. This would seem to be an unnecessary expense and does not appear to be consistent with the disclosure in similar rescission offers. The Company believes that possible technical and fraud violations are not relevant to participants’ investment decisions because there are no damages beyond those to be paid to participants who sold units at a loss.
9.	Please expand your disclosure to address whether there will be any restrictions on future transferability of common shares that are not tendered in the rescission offer.
The common shares were purchased in the open market by Reliance Trust Co., as custodian on behalf of MFS Heritage Trust Company, as trustee of The Profit Sharing and 401(k) Plan. If the Rescission Offer is not accepted, MFS Heritage Trust Company will continue to hold the common shares in the 401(k) Plan. Neither Reliance Trust Co. nor MFS Heritage Trust Company is an affiliate of the Company.

The Company has added the following disclosure regarding future transferability of the Company common shares on page 5 of Amendment No. 1:

“If you do not return your Participant’s Acceptance of the Rescission Offer form before the expiration date, you will be deemed to have rejected the Rescission Offer. If you reject the Rescission Offer, MFS Heritage Trust Company will continue to hold the common shares underlying your units. The common shares held for the accounts of participants who affirmatively reject or fail to timely accept the Rescission Offer will be freely tradeable in the public market.”
Terms of the Rescission Offer, page 15
10.	We refer you to the second full paragraph on page 16. Please expand your presentation of market prices to include a greater number of representative dates, including a price more recent than December 22, 2004. Please also provide the disclosure in tabular form.
The Company has revised the Registration Statement to reflect the Staff’s comments beginning on page 15 of Amendment No. 1.
11.	Please also disclose whether and to what extent you have been in the market for the common shares.
The Company has expanded the disclosure in the Registration Statement to address the Staff’s comments on page 16 of Amendment No. 1 by inserting the following disclosure:

“The Company is not currently, nor has it historically, been in the market for its common shares.”
12.	According to your disclosure in the notes to the financial statements for the Form 10-K for the Fiscal Year Ended January 29, 2005 you failed to register the common shares transferred to participants in the 401(k) plan from September 2001 until July 13, 2004. Yet, according to the terms of the rescission offer, as disclosed in the Form S-3, you are only making the rescission offer to those participants that purchased your common shares between July 12, 2003 and December 22, 2004. Please tell us why, with a view to disclosure, you are not making the rescission offer to those participants that purchased your common shares from September 2001 through July 11, 2003.
The Company is not making the Rescission Offer to those participants that purchase the Company common shares from September 2001 through July 11, 2003 because it believes such claims are time barred.

The applicable statute of limitations for suits brought under Section 12(a) of the Securities Act is one year from the latest of (i) the offer, (ii) the sale or (iii) the delivery of the Company’s common shares. The Company filed a Form S-8 on July 13, 2004 registering additional shares of Company common shares issuable under its 401(k) Plan from that date and the Company completed the process of delivering a prospectus meeting the requirements of Section 10 of the Securities Act to all 401(k) Plan participants on December 23, 2004. Accordingly, this Rescission Offer is only for those units, including the Company common shares, purchased between July 12, 2003 and December 22, 2004.
13.	We also note your disclosure, “[w]e also discovered that approximately 640,000 of our common shares sold to our employees through our ESPP may not have complied with applicable federal or state law” in the notes to the financial statements for the Form 10-K for the Fiscal Year Ended January 29, 2005. You further indicated that these participants may have a right to rescind their purchases and that you have not yet determined whether or not you will make a rescission offer to participants in the ESPP. Please review your disclosure in the Form S-3 to discuss possible contingent liabilities arising from the sale of your shares to ESPP participants.
At this time, the Company does not intend to make a rescission offer to participants in the ESPP, which was discontinued at the end of May 2005. The Company filed a Form S-8 on April 22, 2005 registering additional shares of Company common shares issuable under its ESPP from that date. Based on the applicable one year statute of limitations for suits brought under Section 12(a) of the Securities Act of 1933, if a rescission offer is made to participants in the ESPP, the Company would only make such a rescission offer with respect to those participants who purchased its common shares between April 21, 2004 and April 22, 2005, during which time the market price of the common shares fluctuated between $6.02 and $10.25. The market price of the Company common shares since April 22, 2005 until the date hereof has fluctuated between $9.35 and $14.34. Therefore, the acceptance of a rescission offer in connection with the ESPP today would be a poor investment decision for most ESPP participants. The exception would be for those participants who sold common shares at a loss. The Company does not have individual plan account information due to the individual account relationship in the ESPP so it cannot match sales during the period to particular purchases to determine how many sales were made at a loss. Given that the market price of the Company common shares has generally risen steadily from approximately $9.42 (closing market price) on April 22, 2005 to $11.96 (closing market price) on September 20, 2005 and that no claims have been made by participants in the ESPP since the footnote disclosure was published, the Company believes that, at this time, damages resulting from successful claims against the Company for its failure to register the common shares that were purchased through the Company’s ESPP would have a negligible effect on the Company. Accordingly, the Company believes that disclosure regarding possible contingent liabilities arising from the sale of the Company common shares to ESPP participants would be speculative.
Funding of the Rescission Offer, page 17
14.	Please disclose the amount of funds needed to effectuate a total rescission offer.
The Company has revised the Registration Statement to reflect the Staff’s comments on page 17 of Amendment No. 1 as follows:

“Retail Ventures has sufficient funds available to pay for any damage claims and the purchase of any units which may be tendered to it as a result of the Rescission Offer. The Company estimates that approximately $350,000 will be needed to effectuate a total rescission offer.”

Thank you in advance for your time and consideration. If you have any questions regarding the responses to the comments of the Staff, or require additional information, please feel free to contact me at (614) 464-6323.

Yours very truly,

/s/ Susan E. Brown

Susan E. Brown Vorys, Sater, Seymour and Pease LLP
cc:	Kurt Murao

Attorney Advisor, Office of Consumer Products Securities and Exchange Commission

David Mittelman Branch Chief Securities and Exchange Commission

James A. McGrady Executive Vice President, Chief Financial Officer, Treasurer and Secretary Retail Ventures, Inc.

Julia A. Davis Executive Vice President and General Counsel Retail Ventures, Inc.

George Dailey Plan Administrator Schottenstein Stores Corporation